    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 2, 1994

                                             REGISTRATION STATEMENT NO. 33-55627
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                                ----------------

                                AMENDMENT NO. 2
                                       TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                         ROBERT HALF INTERNATIONAL INC.
             (Exact name of registrant as specified in its charter)

                DELAWARE                                94-1648752
    (State or other jurisdiction of                  (I.R.S. Employer
     incorporation or organization)                Identification No.)

  2884 SAND HILL ROAD, SUITE 200, MENLO PARK, CALIFORNIA 94025 (415) 854-9700

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  STEVEN KAREL
                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                         ROBERT HALF INTERNATIONAL INC.
                              2884 SAND HILL ROAD
                          MENLO PARK, CALIFORNIA 94025
                                 (415) 854-9700

               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)
                            ------------------------

                                WITH COPIES TO:

          LARRY W. SONSINI            and             PAUL C. PRINGLE
 WILSON, SONSINI, GOODRICH & ROSATI                     BROWN & WOOD
         650 Page Mill Road                        555 California Street
      Palo Alto, CA 94304-1050                    San Francisco, CA 94104
           (415) 493-9300                              (415) 772-1200

                            ------------------------

  Approximate date of commencement of proposed sale to the public: AS SOON AS
                                  PRACTICABLE
            AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /


    If the only securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box. / /

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

    This Registration Statement contains two forms of prospectus: one to be used in connection with an offering in the United States and Canada (the "U.S. Prospectus") and one to be used in a concurrent offering outside the United States and Canada (the "International Prospectus"). The two prospectuses will be identical in all respects except for the front and back cover pages and the section entitled "Underwriting." Pages to be included in the International Prospectus and not the U.S. Prospectus are marked "Alternate Page."

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED NOVEMBER 2, 1994


PROSPECTUS
                                5,250,000 SHARES

                         ROBERT HALF INTERNATIONAL INC.

                                  COMMON STOCK
                              -------------------

    Of the 5,250,000 shares of Common Stock being offered, 108,555 shares are being sold by Robert Half International Inc. (the "Company") and 5,141,445 are being sold for the account of certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the proceeds of the sale of the shares being sold by the Selling Stockholders.

    Of the 5,250,000 shares of Common Stock offered hereby, 4,200,000 shares are being offered in the United States and Canada by the U.S. Underwriters and 1,050,000 shares are being offered in a concurrent offering outside of the United States and Canada by the International Underwriters. The price to public and underwriting discount per share are identical for both offerings. See "Underwriting."


    The Company's Common Stock is traded on the New York Stock Exchange under the symbol "RHI". On October 31, 1994, the last reported sale price of the Common Stock on the New York Stock Exchange was $21 1/2 per share.

    SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                              -------------------

THESE  SECURITIES  HAVE  NOT  BEEN APPROVED  OR  DISAPPROVED  BY  THE SECURITIES
 AND  EXCHANGE  COMMISSION   OR  ANY  STATE   SECURITIES  COMMISSION  NOR   HAS
  THE   SECURITIES   AND   EXCHANGE  COMMISSION   OR   ANY   STATE  SECURITIES
   COMMISSION   PASSED   UPON    THE   ACCURACY   OR    ADEQUACY   OF    THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                                         PROCEEDS TO
                                               PRICE TO          UNDERWRITING        PROCEEDS TO           SELLING
                                                PUBLIC           DISCOUNT(1)          COMPANY(2)         STOCKHOLDERS
Per Share...............................          $                   $                   $                   $
Total (3)...............................          $                   $                   $                   $

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $260,000.
(3) The Company has granted the U.S. Underwriters and the International Underwriters options exercisable within 30 days after the date hereof to purchase up to 420,000 and 105,000 additional shares of Common Stock, respectively, in each case to cover over-allotments, if any. See "Underwriting." If all such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Company will be $ , $ and
    $      , respectively.

                              -------------------

    The shares of Common Stock are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to the approval of certain legal matters by counsel for the Underwriters and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify any offer and to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York,
New York on or about            , 1994.
                              -------------------

MERRILL LYNCH & CO.                                      WILLIAM BLAIR & COMPANY
                                  ------------

               The date of this Prospectus is            , 1994.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                           --------------------------

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission. Such reports, proxy and information statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained at prescribed rates upon request from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such reports, proxy and information statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

                             ADDITIONAL INFORMATION

    The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933 with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to such Registration Statement and exhibits and schedules. Statements contained or incorporated by reference in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, together with its exhibits and schedules, may be obtained upon payment of a fee prescribed by the Commission, or may be inspected free of charge at the Commission's principal office in Washington, D.C.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    Robert Half International Inc. will deliver without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (other than exhibits to such information which are not specifically incorporated by reference into the information that this Prospectus incorporates). Requests for information should be directed to Secretary, Robert Half International Inc., 2884 Sand Hill Road, Menlo Park, California 94025, (415) 854-9700.

    The following  documents  are  hereby  incorporated  by  reference  in  this
Prospectus:

         1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993.


         2. The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1994, June 30, 1994 and September 30, 1994.

         3. The description of the Company's Common Stock contained in its Form 8-A relating to its Common Stock, filed with the Commission on January 5, 1990, as amended.

         4. The description of the Company's Preferred Share Purchase Rights contained in its Form 8-A relating to its Preferred Share Purchase Rights, filed with the Commission on July 30, 1990, as amended.


         5. The Company's Current Report on Form 8-K dated October 19, 1994.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date hereof and prior to the termination of the offering (except information included in any such document in response to Items 402(i), 402(k) or 402(l) of Regulation S-K) shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this
Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
                           --------------------------

    No action has been or will be taken in any jurisdiction by the Company or by any Underwriter that would permit the public offering of the Common Stock or the possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by the Company and the Underwriters to inform themselves about and to observe any restrictions as to the offering of the Common Stock and the distribution of this Prospectus.

                               PROSPECTUS SUMMARY

    THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH INFORMATION. UNLESS OTHERWISE EXPRESSLY INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE OVER-ALLOTMENT OPTIONS GRANTED TO THE U.S. UNDERWRITERS AND THE INTERNATIONAL UNDERWRITERS ARE NOT EXERCISED. ALL REFERENCES TO "$" OR "DOLLARS" MEAN UNITED STATES DOLLARS. ALL SHARE AND PER SHARE AMOUNTS HAVE BEEN RESTATED TO RETROACTIVELY REFLECT THE TWO-FOR-ONE STOCK SPLIT EFFECTED IN THE FORM OF A STOCK DIVIDEND IN AUGUST 1994.

                                  THE COMPANY

    Robert Half International Inc. (the "Company") is the world's largest specialized provider of temporary and permanent personnel in the fields of accounting and finance. Its divisions include ACCOUNTEMPS-R- and ROBERT HALF-R-, providers of temporary and permanent personnel, respectively, in the fields of accounting and finance. The Company, utilizing its experience as a specialized provider of temporary and permanent personnel, has expanded into additional specialty fields. In December 1991, the Company formed OFFICETEAM-R- to provide skilled temporary administrative and office personnel. In 1992, the Company acquired THE AFFILIATES-R-, which focuses on placing temporary and permanent employees in paralegal, legal administrative and other legal support positions. In addition, the Company recently established RHI CONSULTING-TM- to concentrate on providing temporary information technology professionals in positions ranging from PC/LAN technician to system design and application programmer.

    The Company's business was originally founded in 1948. Prior to 1986, the Company was primarily a franchisor of ACCOUNTEMPS and ROBERT HALF offices. Beginning in 1986, the Company and its current management embarked on a strategy of acquiring franchised locations and other local or regional independent providers of specialized temporary service personnel. The Company has acquired all but five of the ACCOUNTEMPS and ROBERT HALF franchises in 45 separate transactions,  and  has  acquired  14  other  local  or  regional  providers  of specialized temporary service personnel. Since 1986, the Company has significantly expanded operations at many of the acquired locations and has opened over 50 new locations. The Company believes that direct ownership of offices allows it to better monitor and protect the image of the ACCOUNTEMPS and ROBERT HALF names, promotes a more consistent and higher level of quality and service throughout its network of offices and improves profitability by centralizing many of its administrative functions. The Company currently has more than 160 offices in 36 states and five foreign countries and placed approximately 59,000 employees on temporary assignment with clients in 1993.

    The Company is a Delaware corporation. Its principal executive offices are located at 2884 Sand Hill Road, Menlo Park, California, 94025 and its telephone number is (415) 854-9700.

                                  THE OFFERING


Common Stock offered by:
  The Company...........................  108,555 shares
  The Selling Stockholders..............  5,141,445 shares

Common Stock to be outstanding after
 this offering..........................  27,537,783 shares
Use of proceeds.........................  Repayment  of a portion of outstanding indebtedness

New York Stock Exchange symbol..........  RHI

                             SUMMARY FINANCIAL DATA


                                                                                                      NINE MONTHS ENDED
                                                            YEARS ENDED DECEMBER 31,                    SEPTEMBER 30,
                                              -----------------------------------------------------  --------------------
                                                1989       1990       1991       1992       1993       1993       1994
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                                                         (UNAUDITED)
                                                     (IN THOUSANDS, EXCEPT PER SHARE INFORMATION AND PERCENTAGES)
INCOME STATEMENT DATA:
Net service revenues........................  $ 234,504  $ 248,557  $ 209,455  $ 220,179  $ 306,166  $ 219,080  $ 321,313
Gross margin................................    114,822    117,765     91,872     88,304    117,874     85,164    124,637
Amortization of intangible assets...........      3,357      3,721      3,896      3,961      4,251      3,142      3,431
Income before income taxes and extraordinary
 gain (a)...................................     23,044     14,933      8,076      7,906     21,557     15,629     32,340
Net income..................................     13,467      9,319      4,115      4,382     11,723      8,378     18,619
Net income per fully diluted share..........  $     .57  $     .41  $     .18  $     .18  $     .46  $     .33  $     .66
Weighted average number of fully diluted
 shares.....................................     27,664     22,935     23,273     24,007     25,260     25,040     28,213
PERCENTAGE OF REVENUES DATA:
Gross margin................................       49.0%      47.4%      43.9%      40.1%      38.5%      38.9%      38.8%
Selling, general and administrative
 expenses...................................       34.6%      36.4%      35.0%      32.8%      28.8%      29.0%      27.2%
Operating margin before amortization of
 intangible assets..........................       14.4%      11.0%       8.9%       7.3%       9.7%       9.9%      11.5%
Net income margin...........................        5.7%       3.7%       2.0%       2.0%       3.8%       3.8%       5.8%

- ------------------------------
(a)  Extraordinary gains  were recorded  in  1989 and  1990  in the  amounts  of
     $345,000   and  $453,000,  respectively,  related   to  the  repurchase  of
     convertible subordinated debentures.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS AND DOCUMENTS INCORPORATED BY REFERENCE HEREIN, THE FOLLOWING FACTORS SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK.

DEPENDENCE UPON PERSONNEL

    The Company is engaged in the personnel services business. As such, its success or failure is highly dependent upon the performance of its management personnel and employees, rather than upon technology or upon tangible assets (of which the Company has few). There can be no assurance that the Company will be able to attract and retain the personnel that are essential to its success.

HIGHLY COMPETITIVE BUSINESS

    The personnel services business is highly competitive and, because it is a service business, the barriers to entry are quite low. There are many competitors, some of which have greater resources than the Company, and new competitors are entering the market all the time. In addition, long-term contracts form a negligible portion of the Company's revenue. Therefore, there can be no assurance that the Company will be able to retain clients or market share in the future. Nor can there be any assurance that the Company will, in light of competitive pressures, be able to remain profitable or, if profitable, maintain its current profit margins.

BUSINESS HIGHLY DEPENDENT UPON THE STATE OF THE ECONOMY

    The demand for the Company's services is highly dependent upon the state of the economy and upon the staffing needs of the Company's clients. Any variation in the economic condition of the U.S. or of any of the foreign countries in which the Company does business, or in the economic condition of any region of any of the foregoing, or in any specific industry may severely reduce the demand for the Company's services and thereby significantly decrease the Company's revenues. The ROBERT HALF division has traditionally taken longer to recover from the effects of recessions than the ACCOUNTEMPS division.

AVAILABILITY OF CANDIDATES

    The Company's business consists of the placement of individuals seeking temporary and permanent employment. There can be no assurance that qualified candidates for employment will continue to seek temporary employment through the Company. Qualified candidates generally seek temporary or permanent positions through multiple sources, including the Company and its competitors. Any shortage of qualified candidates could materially adversely affect the Company.

GOVERNMENT REGULATION

    The Company's business is subject to regulation or licensing in many states and in certain foreign countries. While the Company has had no material difficulty complying with regulations in the past, there can be no assurance that the Company will be able to continue to obtain all necessary licenses or approvals or that the cost of compliance will not prove to be material. Any inability of the Company to comply with government regulation or licensing requirements could materially adversely affect the Company.

POTENTIAL LIABILITY TO EMPLOYEES AND CLIENTS

    The Company's temporary services business entails employing individuals on a temporary basis and placing such individuals in clients' workplaces. The
Company's ability to control the workplace environment is limited. As the employer of record of its temporary employees, the Company incurs a risk of liability to its temporary employees for various workplace events, including claims of physical injury, discrimination or harassment. While such claims have not historically had a material adverse effect upon the Company, there can be no assurance that such claims in the future will not result in adverse publicity or have a material adverse effect upon the Company.

    The Company also incurs a risk of liability to its clients resulting from allegations of errors, omissions or theft by its temporary employees. The Company maintains insurance with respect to many of such claims. While such claims have not historically had a material adverse effect upon the Company, there can be no assurance that the Company will continue to be able to obtain insurance at a cost that does not have a material adverse effect upon the Company or that such claims (whether by reason of the Company not having insurance or by reason of such claims being outside the scope of the Company's insurance) will not have a material adverse effect upon the Company.

ABILITY TO CONTINUE GROWTH

    There can be no assurance that the growth recently experienced by the Company will continue in the future. Growth is dependent upon a number of factors, including, but not limited to, the recruitment of qualified employees, the availability of working capital, the level of competition and the ability of the Company to control costs and maintain margins. In addition, to the extent that past growth has occurred through acquisitions, there can be no assurance that the Company will be able to continue to locate and acquire businesses in the future or that any such acquisition will not have a material adverse effect upon the performance of the Company or the ability of its management to focus its efforts on current operations.

HEALTH CARE REFORM

    Various health care reform proposals, including proposals to require that employers provide greater benefits to employees and that temporary employers provide benefits to temporary employees, are being considered by the federal government and certain state governments. It is impossible at present to predict what proposals, if any, will be adopted. Therefore, there can be no assurance that any proposals that are adopted will not have a material adverse effect upon the Company.

                                USE OF PROCEEDS


    The net proceeds from the sale of the shares offered by the Company are estimated to be approximately $1,980,575 ($12,816,576 if the Underwriters' over-allotment options are exercised in full), assuming a public offering price of $21 1/2 (the last reported sale price on the New York Stock Exchange on October 31, 1994). The Company intends to use the proceeds for repayment of a portion of the borrowings under the Company's revolving credit agreement, which borrowings bear interest either at the Eurodollar rate plus 1% or at prime.


    The Company will not receive any of the proceeds from the sale of the shares offered by the Selling Stockholders.

                                 CAPITALIZATION


    The following table sets forth the capitalization of the Company at September 30, 1994, and as adjusted to reflect (i) the sale of shares of Common Stock by the Company in this offering at an assumed public offering price of $21 1/2 per share and (ii) the application of the estimated net proceeds therefrom.



                                                                                       ACTUAL    AS ADJUSTED
                                                                                     ----------  -----------
                                                                                         (IN THOUSANDS)
Notes payable and other indebtedness, less current portion.........................  $    3,122   $   3,122
Bank loan (revolving credit).......................................................      13,700      11,719
Stockholders' equity:
  Common stock, $.001 par value:
    authorized -- 100,000,000; issued and outstanding -- 27,429,344 actual;
     27,537,899 as adjusted........................................................          27          28
  Capital surplus..................................................................      68,359      70,339
  Deferred compensation............................................................      (6,124)     (6,124)
  Accumulated translation adjustments..............................................        (322)       (322)
  Retained earnings................................................................      93,961      93,961
                                                                                     ----------  -----------
      Total stockholders' equity...................................................     155,901     157,882
                                                                                     ----------  -----------
Total capitalization...............................................................  $  172,723   $ 172,723
                                                                                     ----------  -----------
                                                                                     ----------  -----------


                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The Company's Common Stock is listed on the New York Stock Exchange and is traded under the symbol RHI. The following table sets forth, for the periods shown, the quarterly high and low sale prices per share of Common Stock as reported on the New York Stock Exchange Composite Tape. All prices reflect the Company's two-for-one stock split in August 1994.


                                                                                   SALES PRICES
                                                                                -------------------
                                                                                 HIGH         LOW
                                                                                ------       ------
1992
  First Quarter................................................................. $ 73/16     $ 51/2
  Second Quarter................................................................   615/16      53/4
  Third Quarter.................................................................   57/8        51/8
  Fourth Quarter................................................................   71/4        513/16
1993
  First Quarter................................................................. $ 91/16     $ 65/16
  Second Quarter................................................................  111/4        81/8
  Third Quarter.................................................................  15          1011/16
  Fourth Quarter................................................................  141/8       12
1994
  First Quarter................................................................. $167/16     $123/4
  Second Quarter................................................................  203/16      151/16
  Third Quarter.................................................................  231/16      17
  Fourth Quarter (through October 31)...........................................  233/8       181/8



    On October 31, 1994, the last reported sale price of the Common Stock on the New York Stock Exchange was $21 1/2 per share. On September 30, 1994, there were approximately 1,370 holders of record of the Common Stock.


    No cash dividends have been paid in the last five years. The Company, as it deems appropriate, may continue to retain all earnings for use in its business or may consider paying a dividend in the future.

                      SELECTED CONSOLIDATED FINANCIAL DATA


    The selected consolidated financial data set forth below as of December 31, 1992 and 1993 and for each of the years in the three year period ended December 31, 1993 have been derived from the consolidated financial statements of Robert Half International Inc. and its subsidiaries, which have been audited by Arthur Andersen LLP, independent auditors, which have been incorporated herein by reference. The selected consolidated financial data set forth below as of December 31, 1989, 1990 and 1991 and for each of the years in the two year period ended December 31, 1990 were derived from audited consolidated financial statements. The selected consolidated financial data set forth below as of and for the nine months ended, September 30, 1993 and 1994 have been derived from the unaudited consolidated financial statements of the Company incorporated herein by reference. Such unaudited financial statements, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for those interim periods. Results for the nine months ended September 30, 1994 are not necessarily indicative of results to be expected for the year ending December 31, 1994. The data presented below is qualified by, and should be read in conjunction with, the consolidated financial statements, related notes and other financial information incorporated herein by reference and "Management's Discussion and Anaylsis of Financial Condition and Results of Operations."



                                                                                                        NINE MONTHS ENDED
                                                              YEARS ENDED DECEMBER 31,                    SEPTEMBER 30,
                                                -----------------------------------------------------  --------------------
                                                  1989       1990       1991       1992       1993       1993       1994
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                                                           (UNAUDITED)
                                                       (IN THOUSANDS, EXCEPT PER SHARE INFORMATION AND PERCENTAGES)
INCOME STATEMENT DATA:
Net service revenues..........................  $ 234,504  $ 248,557  $ 209,455  $ 220,179  $ 306,166  $ 219,080  $ 321,313
Direct costs of services, consisting of
 payroll and payroll taxes and insurance costs
 for temporary employees......................    119,682    130,792    117,583    131,875    188,292    133,916    196,676
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Gross margin..................................    114,822    117,765     91,872     88,304    117,874     85,164    124,637
Selling, general and administrative
 expenses.....................................     81,157     90,518     73,326     72,136     88,074     63,580     87,540
Amortization of intangible assets.............      3,357      3,721      3,896      3,961      4,251      3,142      3,431
Interest expense..............................      7,264      8,593      6,574      4,301      3,992      2,813      1,326
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before income taxes and extraordinary
 gain.........................................     23,044     14,933      8,076      7,906     21,557     15,629     32,340
Provision for income taxes....................      9,922      6,067      3,961      3,524      9,834      7,251     13,721
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before extraordinary gain..............     13,122      8,866      4,115      4,382     11,723      8,378     18,619
Extraordinary gain from repurchases of
 debentures, net of income tax effects........        345        453         --         --         --         --         --
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income....................................  $  13,467  $   9,319  $   4,115  $   4,382  $  11,723  $   8,378  $  18,619
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income per fully diluted share:
Income before extraordinary gain..............  $     .56  $     .39  $     .18  $     .18  $     .46  $     .33  $     .66
Extraordinary gain............................        .01        .02         --         --         --         --         --
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income....................................  $     .57  $     .41  $     .18  $     .18  $     .46  $     .33  $     .66
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Weighted average number of fully diluted
 shares.......................................     27,664     22,935     23,273     24,007     25,260     25,040     28,213

PERCENTAGE OF REVENUES DATA:
Gross margin..................................       49.0%      47.4%      43.9%      40.1%      38.5%      38.9%      38.8%
Selling, general and administrative
 expenses.....................................       34.6%      36.4%      35.0%      32.8%      28.8%      29.0%      27.2%
Operating margin before amortization of
 intangible assets............................       14.4%      11.0%       8.9%       7.3%       9.7%       9.9%      11.5%
Pretax margin.................................        9.8%       6.0%       3.9%       3.6%       7.0%       7.1%      10.1%
Net income margin.............................        5.7%       3.7%       2.0%       2.0%       3.8%       3.8%       5.8%

BALANCE SHEET DATA (AT PERIOD END):
Intangible assets.............................  $ 133,695  $ 141,728  $ 140,715  $ 143,757  $ 152,156  $ 145,737  $ 154,133
Total assets..................................    181,437    187,844    178,207    181,999    204,598    194,555    221,602
Total debt....................................     90,298     86,475     67,614     61,855     32,740     53,892     17,947
Stockholders' equity..........................     68,675     77,291     84,419     90,972    133,602    106,242    155,901

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993.


    Net service revenues for the nine months ending September 30, 1994 increased 46.7% compared to the nine months ending September 30, 1993. Temporary service revenues increased approximately 46.7% during the nine months ended September 30, 1994, including the revenues generated from the Company's OFFICETEAM division, which was started in 1991 to provide skilled office and administrative personnel. Permanent placement revenues increased 46.7% during the nine months ended September 30, 1994 as compared with the nine months ended September 30, 1993. The revenue comparisons reflect continued improvement in the demand for the Company's services.



    Gross margin dollars increased 46.3% during the nine month period ending September 30, 1994, compared with the corresponding nine month period ending September 30, 1993. Gross margin amounts equaled 38.8% of revenues for the nine month period ending September 30, 1994 and 38.9% of revenues for the nine month period ending September 30, 1993. The percentage decline related principally to the relatively lower percentage of revenues from the ROBERT HALF permanent placement division (which has higher gross margins).



    Selling, general and administrative expenses were approximately $88 million during the nine months ended September 30, 1994 compared to approximately $64 million during the nine months ended September 30, 1993. Selling, general and administrative expenses as a percentage of revenues were 27.2% in the nine months ended September 30, 1994 compared to 29.0% in the nine months ended September 30, 1993. The percentage decline was attributable to increased coverage of fixed costs due to revenue growth.



    Interest expense for the nine months ended September 30, 1994 decreased 52.9% over the comparable 1993 period due primarily to the conversion of the Company's convertible subordinated debentures in the fourth quarter of 1993 and the reduction in outstanding indebtedness.



    The provision for income taxes for the nine months ended September 30, 1994, was 42.4% compared to 46.4% of income before taxes for the same period in 1993. The decrease in 1994 is the result of a smaller percentage of non-deductible intangible expenses relative to income.


RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 1993

    Temporary services revenues increased 40% during 1993, including the revenues generated from the Company's OFFICETEAM division. Permanent placement revenues increased 30% during the year ended December 31, 1993. The positive revenue comparisons reflect strong demand for the Company's services.

    Net service revenues grew at a slower rate in 1992 compared to 1991, primarily as a result of the general economic recession. Temporary services revenues increased 9% while revenues of the ROBERT HALF division decreased 21%.

    Gross margin as a percentage of revenues declined 1% between 1993 and 1992 and equaled 39% of revenue in 1993. In 1992, gross margin equaled 40% of revenue and in 1991, gross margin was 44% of revenue. The percentage declines related principally to the relatively lower percentage of revenues from the ROBERT HALF division (which has higher gross margins) and higher unemployment insurance costs associated with the temporary services divisions.

    Selling, general and administrative expenses were $88 million during 1993 compared to $72 million in 1992 and $73 million in 1991. Selling, general and administrative expenses as a percentage of revenues was 29% in 1993, compared to 33% in 1992 and 35% in 1991. The percentage declines were attributable to increased coverage of fixed costs due to revenue growth coupled with the Company's cost containment measures.

    Amortization of intangible assets increased from 1991 to 1993 due to acquisitions in that period of additional personnel services operations.

    Interest expense for the years ended December 31, 1993 and 1992 decreased 7% and 35%, respectively, over the comparable prior periods due to the reduction in outstanding indebtedness in both years and declining interest rates in the year ending December 31, 1992.

    The provision for income taxes was 46% in 1993, as compared to 45% in 1992 and 49% in 1991. The 1993 increase reflects the effect of the 1% increase in the federal corporate income tax rate as a result of the 1993 Tax Act. Because of the increase in pre-tax book income, the effect of the non-deductible intangible amortization on the effective tax rate was reduced in 1993 as compared to 1992. The 1992 reduction relative to 1991 was due primarily to a one-time benefit in the fourth quarter of 1992 for the resolution of tax accounting issues related to previous acquisitions. The Financial Accounting Standards Board issued a new standard on accounting for income taxes, which the Company was required to adopt on January 1, 1993. The cumulative effect of the adoption of the accounting method prescribed by the new standard was immaterial.

LIQUIDITY AND CAPITAL RESOURCES


    As of September 30, 1994, the Company's sources of liquidity included approximately $1.1 million in cash and cash equivalents and $30.3 million in net working capital. In addition, as of September 30, 1994, approximately $65 million remained available for borrowing under the Company's $80 million bank revolving credit facility at interest rates of either the Eurodollar rate plus 1% or at prime.



    The Company's liquidity during the first nine months of 1994 was increased by $22.1 million from funds generated by operating activities. These funds were used for personnel services acquisitions, capital expenditures and payments on outstanding indebtedness.


    The Company's working capital requirements consist primarily of the financing of accounts receivable. While there can be no assurances in this regard, the Company expects that internally generated cash plus the bank revolving credit facility will be sufficient for the foreseeable future to support the working capital needs of the Company.

                                    BUSINESS

    Robert Half International Inc. is the world's largest specialized provider of temporary and permanent personnel in the fields of accounting and finance. Its divisions include ACCOUNTEMPS-R- and ROBERT HALF-R-, providers of temporary and permanent personnel, respectively, in the fields of accounting and finance. The Company, utilizing its experience as a specialized provider of temporary and permanent personnel, has expanded into additional specialty fields. In December 1991, the Company formed OFFICETEAM-R- to provide skilled temporary administrative and office personnel. In 1992, the Company acquired THE
AFFILIATES-R-, which focuses on placing temporary and permanent employees in paralegal, legal administrative and other legal support positions. In addition, the Company recently established RHI CONSULTING-TM- to concentrate on providing temporary information technology professionals in positions ranging from PC/LAN technician to system design and application programmer.

    The Company's business was originally founded in 1948. Prior to 1986, the Company was primarily a franchisor of ACCOUNTEMPS and ROBERT HALF offices. Beginning in 1986, the Company and its current management embarked on a strategy of acquiring franchised locations and other local or regional independent providers of specialized temporary service personnel. The Company has acquired all but five of the ACCOUNTEMPS and ROBERT HALF franchises in 45 separate transactions,  and  has  acquired  14  other  local  or  regional  providers  of specialized temporary service personnel. Since 1986, the Company has significantly expanded operations at many of the acquired locations and has opened over 50 new locations. The Company believes that direct ownership of offices allows it to better monitor and protect the image of the ACCOUNTEMPS and ROBERT HALF names, promotes a more consistent and higher level of quality and service throughout its network of offices and improves profitability by centralizing many of its administrative functions. The Company currently has more than 160 offices in 36 states and five foreign countries and placed approximately 59,000 employees on temporary assignment with clients in 1993.

THE INDUSTRY

    The temporary personnel industry has grown rapidly over the past ten years. According to an independent industry study published by The Omnicomp Group, industry revenues increased from approximately $7.7 billion in 1984 to approximately $23.6 billion in 1993, an average annual growth rate of 13.3%, and from 1992 to 1993, industry revenues increased by 18.5%.

    The use of temporary personnel has become widely accepted as a valuable tool for managing personnel costs and for meeting specialized or fluctuating employment requirements. Temporary services companies offer their clients a means of dealing with uneven or peak work loads caused by such predictable events as vacations, taking inventories, tax work, month-end activities and special projects and such unpredictable events as illnesses and emergencies.
Businesses view the use of temporary employees as a means of controlling personnel costs and converting such costs from fixed to variable. The cost and inconvenience to clients of hiring additional regular employees for short periods are eliminated by the use of temporaries. This acceptance of the use of temporaries has resulted in an increase in temporary employees as a percentage of the workforce from 0.6% in 1984 to 1.4% in 1993, according to the U.S. Bureau of Labor Statistics and the National Association of Temporary Services, respectively.

    The temporary workers are employees of the temporary service company and are paid only when working on client assignments. The client pays a fixed rate only for hours worked. The use of temporary employees therefore enables the client to shift certain employment costs (such as workers' compensation and unemployment insurance) to the temporary personnel company.

COMPANY STRATEGY

    The Company's strategy is to be the premier provider of specialized staffing services in the fields of accounting, finance, office administration, information technology and legal support. Key elements of the Company's strategy include the following:

    - FOCUS ON SPECIALIZED NICHES -- The Company focuses on placing highly qualified and experienced personnel in positions that require specialized financial, administrative, technical and legal skills. The

      Company believes clients' temporary needs for individuals with these skills are generally more difficult to fill than lower-level positions. The Company further believes that its 45 years of experience and reputation in the area of specialized accounting and financial personnel give it a competitive advantage in the temporary services industry.

    - HIRE ASSIGNMENT AND PLACEMENT MANAGERS POSSESSING SPECIALIZED SKILLS -- The Company's assignment and placement managers typically have experience in the fields in which they are placing personnel. The Company believes that this allows its managers to better understand each client's staffing requirements and to select candidates that best address those needs. Placement managers seek to develop a long term relationship with each client and strive to play a consultative role in the client's ongoing hiring and staffing process.

    - EXPAND INTO ADDITIONAL SPECIALTY FIELDS -- The Company has diversified its service offerings beyond accounting and finance to other professional fields. In 1991, the Company established its OFFICETEAM division which specializes in providing skilled temporary and permanent office and administrative personnel. In 1992, the Company acquired THE AFFILIATES which specializes in providing legal support personnel to law firms and corporations. Most recently, in January 1994 the Company established its RHI CONSULTING division to provide information systems personnel ranging from PC/LAN technicians to system design and application programmers.

    - PROMOTE BRAND RECOGNITION -- The Company enhances client awareness of its services through a commitment to advertising and public relations activities, including national direct mail and broadcast media compaigns and the frequent publication of articles and books on personnel matters. Additionally, the Company has established co-marketing programs with leading financial, accounting and word processing software companies, including Lotus Development Corporation, WordPerfect Corporation, Peachtree Software, Inc., and Computer Associates International, Inc. The Company also actively seeks endorsements and affiliations with professional organizations in business management, office administration and professional secretarial fields.

    - EXPAND THROUGH ACQUISITIONS -- Since 1986, the Company has acquired all but five of the ACCOUNTEMPS and ROBERT HALF franchises in 45 separate transactions and has acquired 14 other local or regional independent providers of specialized temporary service personnel. The Company continues to review acquisitions on an opportunistic basis. The Company believes that direct ownership of offices allows it to better monitor and protect the image of the ACCOUNTEMPS and ROBERT HALF names, promotes a more consistent and higher level of quality and service throughout its network of offices and improves profitability by centralizing many of the administrative functions.

OPERATIONS

ACCOUNTEMPS

    The ACCOUNTEMPS temporary services division offers customers a reliable and economical means of dealing with uneven or peak work loads for accounting, tax and finance personnel caused by such predictable events as vacations, taking inventories, tax work, month-end activities and special projects and such unpredictable events as illness and emergencies. Businesses increasingly view the use of temporary employees as a means of controlling personnel costs and converting such costs from fixed to variable. The cost and inconvenience to clients of hiring and firing permanent employees are eliminated by the use of ACCOUNTEMPS temporaries. The temporary workers are employees of ACCOUNTEMPS and are paid by ACCOUNTEMPS only when working on customer assignments. The customer pays a fixed rate only for hours worked.

    ACCOUNTEMPS clients may fill their permanent employment needs by using an ACCOUNTEMPS employee on a trial basis and, if so desired, "converting" the temporary position to a permanent position. The client typically pays a one-time fee for such conversions.


    The ACCOUNTEMPS business accounted for 75% of the Company's revenue in 1993 and 67% of the Company's revenue during the first nine months of 1994.

OFFICETEAM


    The Company's OFFICETEAM division, which commenced operations in 1991, places temporary and permanent office and administrative personnel, ranging from word processors to office managers, from over 100 locations in the United States. OFFICETEAM operates in much the same fashion as the ACCOUNTEMPS and ROBERT HALF divisions. The OFFICETEAM business accounted for 14% of the Company's revenue in 1993 and 19% of the Company's revenue during the first nine months of 1994.


ROBERT HALF

    The Company offers permanent placement services through its office network under the name ROBERT HALF. The Company's ROBERT HALF division specializes in placing accounting, financial, tax and banking personnel. Fees for successful permanent placements are paid only by the employer and are generally a percentage of the new employee's annual compensation. No fee for permanent placement services is charged to employment candidates.


    The ROBERT HALF business accounted for 9% of the Company's revenue in 1993 and during the first nine months of 1994.


OTHER ACTIVITIES

    In 1992, the Company acquired THE AFFILIATES, a small operation involving only a limited number of offices, which places temporary and permanent employees in paralegal, legal administrative and legal secretarial positions. The legal profession's requirements (the need for confidentiality, accuracy and reliability, a strong drive toward cost-effectiveness, and frequent peak workload periods) are similar to the demands of the clients of the ACCOUNTEMPS division.

    The  Company  recently  established  its  RHI  CONSULTING  division,   which
specializes in providing information technology professionals ranging from PC/LAN technician to system design and application programmer.

MARKETING AND RECRUITING

    The Company markets its services to clients as well as employment candidates. Local marketing and recruiting are generally conducted by each office or related group of offices. Advertising directed to clients and employment candidates consists primarily of yellow pages advertisements, classified advertisements and radio. Direct marketing through mail and telephone solicitation also constitutes a significant portion of the Company's total advertising. National advertising conducted by the Company consists primarily of print advertisements in national newspapers, magazines and certain trade journals. Joint marketing arrangements have been entered into with Lotus Development Corporation, WordPerfect Corporation, Peachtree Software, Inc., and Computer Associates International, Inc. and typically provide for cooperative advertising, joint mailings and similar promotional activities. The Company also actively seeks endorsements and affiliations with professional organizations in the business management, office administration and professional secretarial fields. The Company also conducts public relations activities designed to enhance public recognition of the Company and its services. Local employees are encouraged to be active in civic organizations and industry trade groups.

    The Company owns many trademarks, service marks and tradenames, including the ROBERT HALF-R-, ACCOUNTEMPS-R-, OFFICETEAM-R-, THE AFFILIATES-R- and RHI CONSULTING-TM- marks, which are registered in the United States and in a number of foreign countries.

ORGANIZATION

    Management of the Company's operations is coordinated from its headquarters in Menlo Park, California. The Company's headquarters provides support and centralized services to its offices in the administrative, marketing, accounting, training and legal areas, particularly as it relates to the standardization of the operating procedures of its offices. The Company has more than 160 offices in 36 states and five foreign countries. Office managers are responsible for most activities of their offices, including sales, local advertising and marketing and recruitment.

COMPETITION

    The Company faces competition in its efforts to attract clients as well as high-quality specialized employment candidates. The temporary and permanent placement businesses are highly competitive, with a number of firms offering services similar to those provided by the Company on a national, regional or local basis. In many areas the local companies are the strongest competitors. The most significant competitive factors in the temporary and permanent placement businesses are price and the reliability of service, both of which are often a function of the availability and quality of personnel. The Company believes it derives a competitive advantage from its long experience with and commitment to the specialized employment market, its national presence, and its various marketing activities.

EMPLOYEES

    The Company has approximately 1,450 full-time staff employees. The Company's offices placed approximately 59,000 employees on temporary assignments with clients during 1993. Temporary employees placed by the Company are the Company's employees for all purposes while they are working on assignments. The Company pays the related costs of employment, such as workers' compensation insurance, state and federal unemployment taxes, social security and certain fringe benefits. The Company provides voluntary health insurance coverage to interested temporary employees.

                               EXECUTIVE OFFICERS

    The following table lists the name of each executive officer of the Company, his or her age as of September 30, 1994, and his or her current positions and offices with the Company:

               NAME                  AGE                         OFFICE
- -----------------------------------  ----  --------------------------------------------------
Harold M. Messmer, Jr. ............   48   Chairman of the Board, President and Chief
                                             Executive Officer
M. Keith Waddell...................   37   Senior Vice President, Chief Financial Officer and
                                             Treasurer
Robert W. Glass....................   36   Senior Vice President, Corporate Development
Steven Karel.......................   44   Vice President, Secretary and General Counsel
Kirk E. Lundburg...................   35   Vice President, Administration
Barbara J. Forsberg................   33   Vice President and Controller

    Mr. Messmer has been Chairman of the Board since November 1988, Chief Executive Officer since May 1987, Chief Executive Officer of the ACCOUNTEMPS and ROBERT HALF businesses since their acquisition by the Company in 1986 and President since October 1985. Mr. Messmer is a director of Airborne Freight Corporation, Health Care Property Investors, Inc., Pacific Enterprises and Spieker Properties, Inc.

    Mr. Waddell has been Senior Vice President of the Company since May 1993, Chief Financial Officer of the Company since February 1988 and Treasurer since 1987. From October 1986 when he joined the Company until May 1993, he served as Vice President. Prior to joining the Company, Mr. Waddell was an audit manager with Arthur Andersen & Co.

    Mr. Glass has been Senior Vice President, Corporate Development, since May 1993. He served as Vice President, Corporate Development from February 1988 until May 1993. From 1987 until February 1988, he served as Vice President, Planning of the Company. From January 1986 until May 1987, Mr. Glass was employed as an investment analyst by the Company.

    Mr. Karel has been Vice President and General Counsel of the Company since September 1989 and Secretary since May 1993. From 1984 to 1989, Mr. Karel was employed by Cooper Laboratories, Inc. and CooperVision, Inc. From 1980 to 1984, he was an associate with the law firm of Pillsbury, Madison & Sutro.

    Mr. Lundburg has been Vice President, Administration since July 1993. Prior to joining the Company, Mr. Lundburg was an associate with the law firm of Latham & Watkins.

    Ms.  Forsberg has  been Vice  President of  the Company  since May  1993 and
Controller since May 1990. For more than five years prior to joining the Company, Ms. Forsberg worked in the audit division of Arthur Andersen & Co.

                              SELLING STOCKHOLDERS

    The following table sets forth information as of September 30, 1994, concerning beneficial ownership of Common Stock by the Selling Stockholders.

                                                  SHARES OF COMMON
                                                 STOCK BENEFICIALLY    NUMBER OF   SHARES BENEFICIALLY
                                                   OWNED PRIOR TO      SHARES TO
                                                      OFFERING          BE SOLD   OWNED AFTER OFFERING
                                                ---------------------  ---------  ---------------------
NAME OF BENEFICIAL OWNER                         NUMBER     PERCENT                NUMBER     PERCENT
- ----------------------------------------------  ---------  ----------             ---------  ----------
The Fulcrum III Limited Partnership...........  3,690,994       13.5%  2,986,097    704,897        2.6%
  600 Madison Avenue
  New York, NY 10022
The Second Fulcrum III Limited Partnership....  2,509,006        9.1%  2,155,348    353,658        1.3%
  600 Madison Avenue
  New York, NY 10022

    The sole general partner of each of the Selling Stockholders is Gibbons, Goodwin, van Amerongen ("GGvA"). The general partners of GGvA are Edward W. Gibbons (a director of the Company), Todd Goodwin (a director of the Company), Lewis W. van Amerongen and Elizabeth V. Camp. Mr. Gibbons directly owns 200,000 shares of the Company's Common Stock and Messrs. Gibbons and Goodwin each hold options to purchase 30,000 shares of the Company's Common Stock.

    The Company has agreed with the Selling Stockholders to pay for certain expenses incurred in connection with the registration of the shares offered hereby, such as filing fees, printing expenses, blue-sky fees and expenses, fees and disbursements of counsel for the Company and accounting fees. The Selling Stockholders have agreed to pay all underwriting discounts, selling commissions and stock transfer taxes applicable to the shares being sold by the Selling Stockholders, as well as the fees and disbursements of counsel for the Selling Stockholders.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

    The following is a general discussion of certain United States federal tax consequences of the acquisition, ownership and disposition of Common Stock by a holder that, for United States federal income tax purposes, is not a "United States person" (a "Non-United States Holder"). This discussion is based upon the United States federal tax law now in effect, which is subject to change, possibly retroactively. For purposes of this discussion, a "United States person" means a citizen or resident of the United States; a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof; or an estate or trust whose income is includible in gross income for United States federal income tax purposes regardless of its source. This discussion does not address investors other than original purchasers and does not consider any specific facts or circumstances that may apply to a particular Non-United States Holder. Prospective investors are urged to consult their tax advisors regarding the United States federal tax consequences of acquiring, holding and disposing of Common Stock, as well as any tax consequences that may arise under the laws of any state, municipal, foreign or other taxing jurisdiction.

DIVIDENDS

    Dividends, if any, paid to a Non-United States Holder will generally be subject to withholding of United States federal income tax at the rate of 30% unless the dividend is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, in which case the dividend will be subject to the United States federal income tax on net income that applies to United States persons generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax). Non-United States Holders should consult any applicable income tax treaties, which may provide for a lower rate of withholding or other rules different from those described above. A Non-United States Holder may be required to satisfy certain certification requirements in order to claim treaty benefits or otherwise claim a reduction of or exemption from withholding under the foregoing rules.

GAIN ON DISPOSITION

    A Non-United States Holder will generally not be subject to United States federal income tax on any gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, (ii) in the case of a Non-United States Holder who is a nonresident alien individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year and certain other requirements are met or (iii) the Company is or becomes a "United States real property holding corporation" for United States federal income tax purposes and certain other requirements are met. The Company believes that presently it is not a United States real property holding corporation for federal income tax purposes.

FEDERAL ESTATE TAXES

    Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specifically defined for United States federal estate tax purposes) of the United States at the date of death will be included in such individual's estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Such individual's estate may be subject to United States federal estate tax on the property includible in the estate for United States federal estate tax purposes. Estates of nonresident aliens are generally allowed a credit that is equivalent to an exclusion of $60,000 of assets from the estate for United States federal estate tax purposes.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    The Company must report annually to the Internal Revenue Service (the "IRS") and to each Non-United States Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-United States Holder. Copies of these information returns may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-United States Holder resides. Dividends not subject to withholding tax may be subject to backup withholding (at the rate of 31%) if the Non-United States Holder is not an "exempt recipient" and fails to provide its tax identification number and other information to the Company.

    The payment of the proceeds from the disposition of Common Stock to or through the United States office of a broker will be subject to information reporting and backup withholding unless the owner, under penalties of perjury, certifies, among other things, as to its status as a Non-United States Holder or otherwise establishes an exemption (and the broker has no actual knowledge to the contrary). The payment of the proceeds from the disposition of Common Stock to or through a non-United States office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to a payment of the proceeds from a sale of Common Stock if the payment is made through a Non-United States office of a United States broker or through a Non-United States office of a Non-United States broker that is (i) a controlled foreign corporation for United States federal income tax purposes or (ii) a person 50% or more of whose gross income for a certain three-year period is effectively connected with a United States trade or business, unless the broker has documentary evidence in its records that the holder is a Non-United States Holder and certain conditions are met, or the holder otherwise establishes an exemption.

    Any amount withheld under backup withholding rules may be refunded to the holder or credited against the holder's United States federal income tax liability, provided that the required information is furnished to the IRS.

    The backup withholding and information reporting rules currently are under review by the U.S. Treasury Department and their application to the Common Stock is subject to change.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in a purchase agreement (the "U.S. Purchase Agreement"), the Company and the Selling Stockholders have agreed to sell to the U.S. Underwriters named below (the "U.S. Underwriters"), and the U.S. Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated and William Blair & Company are acting as representatives (the "U.S. Representatives"), have severally agreed to purchase, the number of shares of Common Stock set forth opposite their respective names below.

                                                                       NUMBER OF
             U.S. UNDERWRITER                                           SHARES
- --------------------------------------------------------------------   ---------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated..............................................
William Blair & Company.............................................

                                                                       ---------
          Total.....................................................   4,200,000
                                                                       ---------
                                                                       ---------


    The Company and the Selling Stockholders have also entered into a purchase agreement (the "International Purchase Agreement" and, together with the U.S. Purchase Agreement, the "Agreements") with certain underwriters outside the United States and Canada (the "International Underwriters"), for whom Merrill Lynch International Limited and William Blair & Company are acting as lead managers (the "International Representatives"). Subject to the terms and conditions set forth in the International Purchase Agreement, the Company and the Selling Stockholders have agreed to sell to the International Underwriters, and the International Underwriters have severally agreed to purchase, an aggregate of 1,050,000 shares of Common Stock. The initial public offering price per share and the underwriting discount per share are identical under the U.S. Purchase Agreement and the International Purchase Agreement.


    In the U.S. Purchase Agreement and the International Purchase Agreement, the several U.S. Underwriters and the several International Underwriters (collectively, the "Underwriters"), respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to such Agreement if any of the shares of Common Stock being sold pursuant to such Agreement are purchased. The U.S. Purchase Agreement provides that, in the event of a default by a U.S. Underwriter, the purchase commitments of the non-defaulting U.S. Underwriters may in certain circumstances be increased, and the International Purchase Agreement provides that, in the event of a default by an International Underwriter, the purchase commitments of the non-defaulting International Underwriters may in certain circumstances be increased. The closing with respect to the sale of the shares of Common Stock pursuant to the U.S. Purchase Agreement is a condition to the closing with respect to the sale of the shares of Common Stock pursuant to the International Purchase Agreement, and the closing with respect to the sale of the shares of Common Stock pursuant to the International Purchase Agreement is a condition to the closing with respect to the sale of the shares of Common Stock pursuant to the U.S. Purchase Agreement.

    The U.S. Underwriters and the International Underwriters have entered into an intersyndicate agreement (the "Intersyndicate Agreement") which provides for the coordination of their activities. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and the International Underwriters are permitted to sell shares of Common Stock to each other.

    The U.S. Representatives have advised the Company that the U.S. Underwriters propose initially to offer the shares of Common Stock offered hereby to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess
of $        per share.  The U.S. Underwriters  may allow, and  such dealers  may
reallow,  a discount not in  excess of $            per  share on sales to other
dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    The Company has granted to the U.S. Underwriters an option, exercisable for 30 days after the date hereof, to purchase up to 420,000 additional shares of Common Stock and to the International Underwriters an option, exercisable for 30 days after the date hereof, to purchase up to 105,000 additional shares of Common Stock, in each case solely to cover over-allotments, if any, at the initial public offering price less the underwriting discount. To the extent that the U.S. Underwriters exercise this option, each of the U.S. Underwriters will be obligated, subject to certain conditions, to purchase approximately the same percentage of such shares which the number of shares of Common Stock to be purchased by it shown in the foregoing table bears to the total number of shares of Common Stock initially purchased by the U.S. Underwriters.

    Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will offer to sell or sell shares of Common Stock only to persons whom they believe are United States Persons or Canadian Persons (as defined in the Intersyndicate Agreement) or to persons whom they believe intend to reoffer or resell the same to United States Persons or Canadian Persons, and the International Underwriters and any bank, broker or dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons whom they believe to be United States Persons or Canadian Persons or to persons whom they believe intend to reoffer or resell the same to United States Persons or Canadian Persons, except in each case for transactions pursuant to the Intersyndicate Agreement which, among other things, permits the Underwriters to purchase from each other and offer for resale such number of shares of Common Stock as the selling Underwriter or Underwriters and the purchasing Underwriter or Underwriters may agree.

    The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.


    The Company has agreed not to sell, offer to sell, grant any option for sale of, or otherwise dispose of, any shares of Common Stock, or any securities convertible or exchangeable into or exercisable for Common Stock, without the prior written consent of the U.S. Representatives, for a period of 90 days after the date of this Prospectus, except for the Common Stock offered hereby, up to 1,000,000 shares of Common Stock that may be issued by the Company in connection with business acquisitions, Common Stock or options that may be issued pursuant to the Company's employee benefit plans and preferred share purchase rights and other securities that may be issued under the Company's stockholder rights plan.



    Three executive officers and a director of the Company who, at September 30, 1994, beneficially owned an aggregate of 1,062,675 shares of Common Stock (including shares that can be acquired on the exercise of options that are currently exercisable or become exercisable prior to November 30, 1994) have agreed not to sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any shares of Common Stock, or any securities convertible or exchangeable into or exercisable for Common Stock, without the prior written consent of the U.S. Representatives, for a period of 90 days after the date of this Prospectus, except for (i) shares of Common Stock surrendered to the Company in connection with employee benefit plans, (ii) up to 20,000 shares of Common Stock that may be transferred as gifts by each such officer and by such director and (iii) shares of Common Stock surrendered in a public tender or exchange offer or in a merger or consolidation. Such officers and director are, to the Company's knowledge, the only executive officers and directors of the Company who, at September 30, 1994, beneficially owned more than 100,000 shares of Common Stock (other than shares beneficially owned by the Selling
Stockholders, which shares are subject to the contractual restrictions on transfer described below), other than two directors (the "Subject Directors") who beneficially owned an aggregate of 2,111,480 shares of Common Stock at that date. However, the Company has informed the Underwriters that it believes that the Subject Directors are "affiliates" (as defined in Rule 144 under the Securities Act of 1933, as amended) of the Company and, to the extent that either Subject Director sells any such shares pursuant to Rule 144, such sale will be subject to the volume limitations of Rule 144. In general, under Rule 144 as currently in effect, each Subject Director would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (a) one percent of the outstanding shares of the Common Stock or (b) an amount equal to the average weekly reported volume of trading in shares of Common Stock during the four calendar weeks preceding such sale.

    The Selling Stockholders have agreed not to sell, offer to sell, grant any option for sale of, or otherwise dispose of, any shares of Common Stock, or any securities convertible or exchangeable into or exercisable for Common Stock, without the prior written consent of the U.S. Representatives, for a period of 120 days after the date of this Prospectus, except for the Common Stock offered hereby and except for the distribution of shares of Common Stock by the Selling Stockholders to their respective partners; provided that the certificates evidencing any shares of Common Stock distributed to such partners shall bear a legend setting forth, and such shares will therefore be subject to, a similar restriction on transfers.


                                 LEGAL MATTERS

    The validity of the shares offered hereby will be passed upon for the Company by Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, Palo Alto, California. Kramer, Levin, Naftalis, Nessen, Kamin & Frankel, New York, New York, are acting as counsel for the Selling Stockholders. Through limited partnership interests in The Fulcrum III Limited Partnership and The Second Fulcrum III Limited Partnership, certain partners of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel have an indirect interest in approximately 45,000 shares of Common Stock of the Company but such persons currently do not have the power to vote or dispose of such shares. Brown & Wood, San Francisco, California, will act as counsel for the Underwriters.

                                    EXPERTS

    The financial statements and schedules included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, and incorporated by reference in this Prospectus and elsewhere in the Registration Statement relating to this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included and incorporated by reference therein and herein in reliance upon the authority of said firm as experts in giving said reports.

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Available Information..........................           2
Additional Information.........................           2
Incorporation of Certain Documents by
 Reference.....................................           2
Prospectus Summary.............................           3
Risk Factors...................................           5
Use of Proceeds................................           6
Capitalization.................................           7
Price Range of Common Stock and Dividend
 Policy........................................           7
Selected Consolidated Financial Data...........           8
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................           9
Business.......................................          11
Executive Officers.............................          15
Selling Stockholders...........................          16
Certain United States Federal Tax Consequences
 to Non-United States Holders..................          16
Underwriting...................................          18
Legal Matters..................................          20
Experts........................................          20

                                5,250,000 SHARES

                                  ROBERT HALF
                               INTERNATIONAL INC.

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                              MERRILL LYNCH & CO.
                            WILLIAM BLAIR & COMPANY

                                           , 1994

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

                                                                [ALTERNATE PAGE]
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                                [ALTERNATE PAGE]

                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED NOVEMBER 2, 1994


PROSPECTUS
                                5,250,000 SHARES

                         ROBERT HALF INTERNATIONAL INC.

                                  COMMON STOCK
                              -------------------

    Of the 5,250,000 shares of Common Stock being offered, 108,555 shares are being sold by Robert Half International Inc. (the "Company") and 5,141,445 are being sold for the account of certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the proceeds of the sale of the shares being sold by the Selling Stockholders.

    Of the 5,250,000 shares of Common Stock offered hereby, 1,050,000 shares are being offered outside the United States and Canada by the International Underwriters and 4,200,000 shares are being offered in a concurrent offering in the United States and Canada by the U.S. Underwriters. The price to public and underwriting discount per share are identical for both offerings. See "Underwriting."


    The Company's Common Stock is traded on the New York Stock Exchange under the symbol "RHI". On October 31, 1994, the last reported sale price of the Common Stock on the New York Stock Exchange was $21 1/2 per share.


    SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                              -------------------

THESE  SECURITIES  HAVE  NOT  BEEN APPROVED  OR  DISAPPROVED  BY  THE SECURITIES
 AND  EXCHANGE  COMMISSION   OR  ANY  STATE   SECURITIES  COMMISSION  NOR   HAS
  THE   SECURITIES   AND   EXCHANGE  COMMISSION   OR   ANY   STATE  SECURITIES
   COMMISSION   PASSED   UPON    THE   ACCURACY   OR    ADEQUACY   OF    THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                                         PROCEEDS TO
                                               PRICE TO          UNDERWRITING        PROCEEDS TO           SELLING
                                                PUBLIC           DISCOUNT(1)          COMPANY(2)         STOCKHOLDERS
Per Share...............................          $                   $                   $                   $
Total (3)...............................          $                   $                   $                   $

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $260,000.
(3) The Company has granted the International Underwriters and the U.S. Underwriters options exercisable within 30 days after the date hereof to purchase up to 105,000 and 420,000 additional shares of Common Stock, respectively, in each case to cover over-allotments, if any. See "Underwriting." If all such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Company will be $ , $ and
    $      , respectively.

                              -------------------

    The shares of Common Stock are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to the approval of certain legal matters by counsel for the Underwriters and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify any offer and to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York,
New York on or about            , 1994.

                              -------------------

MERRILL LYNCH INTERNATIONAL LIMITED                      WILLIAM BLAIR & COMPANY
                                  ------------

               The date of this Prospectus is            , 1994.

                                                                [ALTERNATE PAGE]

                                  UNDERWRITING

    Subject to the terms and conditions set forth in a purchase agreement (the "International Purchase Agreement"), the Company and the Selling Stockholders have agreed to sell to the International Underwriters named below (the "International Underwriters"), and the International Underwriters, for whom Merrill Lynch International Limited and William Blair & Company are acting as lead managers (the "International Representatives"), have severally agreed to purchase, the number of shares of Common Stock set forth opposite their respective names below.

                                                                       NUMBER OF
             INTERNATIONAL UNDERWRITER                                  SHARES
- --------------------------------------------------------------------   ---------
Merrill Lynch International Limited.................................
William Blair & Company.............................................

                                                                       ---------
          Total.....................................................   1,050,000
                                                                       ---------
                                                                       ---------

    The Company and the Selling Stockholders have also entered into a purchase agreement (the "U.S. Purchase Agreement" and, together with the International Purchase Agreement, the "Agreements") with certain underwriters in the United States and Canada (the "U.S. Underwriters"), for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated and William Blair & Company are acting as representatives (the "U.S. Representatives"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, the Company and the Selling Stockholders have agreed to sell to the U.S. Underwriters, and the U.S. Underwriters have severally agreed to purchase, an aggregate of 4,200,000 shares of Common Stock. The initial public offering price per share and the underwriting discount per share are identical under the International Purchase Agreement and the U.S. Purchase Agreement.

    In the International Purchase Agreement and the U.S. Purchase Agreement, the several International Underwriters and the several U.S. Underwriters (collectively, the "Underwriters"), respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to such Agreement if any of the shares of Common Stock being sold pursuant to such Agreement are purchased. The International Purchase Agreement provides that, in the event of a default by an International Underwriter, the purchase commitments of the non-defaulting International Underwriters may in certain circumstances be increased, and the U.S. Purchase Agreement provides that, in the event of a default by a U.S. Underwriter, the purchase commitments of the non-defaulting U.S. Underwriters may in certain circumstances be increased. The closing with respect to the sale of the shares of Common Stock pursuant to the International Purchase Agreement is a condition to the closing with respect to the sale of the shares of Common Stock pursuant to the U.S. Purchase Agreement, and the closing with respect to the sale of the shares of Common Stock pursuant to the U.S. Purchase Agreement is a condition to the closing with respect to the sale of the shares of Common Stock pursuant to the International Purchase Agreement.

    The International Underwriters and the U.S. Underwriters have entered into an intersyndicate agreement (the "Intersyndicate Agreement") which provides for the coordination of their activities. Under the terms of the Intersyndicate Agreement, the International Underwriters and the U.S. Underwriters are permitted to sell shares of Common Stock to each other.

    The International Representatives have advised the Company that the International Underwriters propose initially to offer the shares of Common Stock offered hereby to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $ per share. The International Underwriters may allow, and such dealers may reallow, a discount not in excess of $ per share on sales to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

                                                                [ALTERNATE PAGE]

    The Company has granted to the International Underwriters an option, exercisable for 30 days after the date hereof, to purchase up to 105,000 additional shares of Common Stock and to the U.S. Underwriters an option, exercisable for 30 days after the date hereof, to purchase up to 420,000 additional shares of Common Stock, in each case solely to cover over-allotments, if any, at the initial public offering price less the underwriting discount. To the extent that the International Underwriters exercise this option, each of the International Underwriters will be obligated, subject to certain conditions, to purchase approximately the same percentage of such shares which the number of shares of Common Stock to be purchased by it shown in the foregoing table bears to the total number of shares of Common Stock initially purchased by the International Underwriters.

    Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will offer to sell or sell shares of Common Stock only to persons whom they believe are United States Persons or Canadian Persons (as defined in the Intersyndicate Agreement) or to persons whom they believe intend to reoffer or resell the same to United States Persons or Canadian Persons, and the International Underwriters and any bank, broker or dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons whom they believe to be United States Persons or Canadian Persons or to persons whom they believe intend to reoffer or resell the same to United States Persons or Canadian Persons, except in each case for transactions pursuant to the Intersyndicate Agreement which, among other things, permits the Underwriters to purchase from each other and offer for resale such number of shares of Common Stock as the selling Underwriter or Underwriters and the purchasing Underwriter or Underwriters may agree.

    Under the terms of the Agreement Among Managers entered into by the International Underwriters, each International Underwriter has agreed that (i) it has not offered or sold and will not offer or sell, in the United Kingdom by means of any document, any shares of Common Stock other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent (except in circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1985); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of Common Stock offered hereby in, from or otherwise involving the United Kingdom; and
(iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the shares of Common Stock if that person is of a kind described in
Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) order 1988, as amended, or is a person to whom such document may otherwise lawfully be issued or passed on.

    The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.


    The Company has agreed not to sell, offer to sell, grant any option for sale of, or otherwise dispose of, any shares of Common Stock, or any securities convertible or exchangeable into or exercisable for Common Stock, without the prior written consent of the U.S. Representatives, for a period of 90 days after the date of this Prospectus, except for the Common Stock offered hereby, up to 1,000,000 shares of Common Stock that may be issued by the Company in connection with business acquisitions, Common Stock or options that may be issued pursuant to the Company's employee benefit plans and preferred share purchase rights and other securities that may be issued under the Company's stockholder rights plan.



    Three executive officers and a director of the Company who, at September 30, 1994, beneficially owned an aggregate of 1,062,675 shares of Common Stock (including shares that can be acquired on the exercise of options that are currently exercisable or become exercisable prior to November 30, 1994) have agreed not to sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any shares of Common Stock, or any securities convertible or exchangeable into or exercisable for Common Stock, without the prior written consent of the U.S. Representatives, for a period of 90 days after the date of this Prospectus, except for (i) shares of Common Stock surrendered to the Company in connection with employee benefit plans, (ii) up to 20,000 shares of Common Stock that may be transferred as gifts by each such officer and by such director and (iii) shares of Common Stock surrendered in a public tender or exchange offer or in a merger or

                                                                [ALTERNATE PAGE]

consolidation. Such officers and director are, to the Company's knowledge, the only executive officers and directors of the Company who, at September 30, 1994, beneficially owned more than 100,000 shares of Common Stock (other than shares beneficially owned by the Selling Stockholders, which shares are subject to the contractual restrictions on transfer described below), other than two directors (the "Subject Directors") who beneficially owned an aggregate of 2,111,480 shares of Common Stock at that date. However, the Company has informed the Underwriters that it believes that the Subject Directors are "affiliates" (as defined in Rule 144 under the Securities Act of 1933, as amended) of the Company and, to the extent that either Subject Director sells any such shares pursuant to Rule 144, such sale will be subject to the volume limitations of Rule 144. In general, under Rule 144 as currently in effect, each Subject Director would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (a) one percent of the outstanding shares of the Common Stock or (b) an amount equal to the average weekly reported volume of trading in shares of Common Stock during the four calendar weeks preceding such sale.



    The Selling Stockholders have agreed not to sell, offer to sell, grant any option for sale of, or otherwise dispose of, any shares of Common Stock, or any securities convertible or exchangeable into or exercisable for Common Stock, without the prior written consent of the U.S. Representatives, for a period of 120 days after the date of this Prospectus, except for the Common Stock offered hereby and except for the distribution of shares of Common Stock by the Selling Stockholders to their respective partners; provided that the certificates evidencing any shares of Common Stock distributed to such partners shall bear a legend setting forth, and such shares will therefore be subject to, a similar restriction on transfers.


                                 LEGAL MATTERS

    The validity of the shares offered hereby will be passed upon for the Company by Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, Palo Alto, California. Kramer, Levin, Naftalis, Nessen, Kamin & Frankel, New York, New York, are acting as counsel for the Selling Stockholders. Through limited partnership interests in The Fulcrum III Limited Partnership and The Second Fulcrum III Limited Partnership, certain partners of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel have an indirect interest in approximately 45,000 shares of Common Stock of the Company but such persons currently do not have the power to vote or dispose of such shares. Brown & Wood, San Francisco, California, will act as counsel for the Underwriters.

                                    EXPERTS

    The financial statements and schedules included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, and incorporated by reference in this Prospectus and elsewhere in the Registration Statement relating to this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included and incorporated by reference therein and herein in reliance upon the authority of said firm as experts in giving said reports.

                                                                [ALTERNATE PAGE]

- -------------------------------------------
                                     -------------------------------------------

- -------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    ----
Available Information.............................    2
Additional Information............................    2
Incorporation of Certain Documents by Reference...    2
Prospectus Summary................................    3
Risk Factors......................................    5
Use of Proceeds...................................    6
Capitalization....................................    7
Price Range of Common Stock and Dividend Policy...    7
Selected Consolidated Financial Data..............    8
Management's Discussion and Analysis of Financial
 Condition and Results of Operations..............    9
Business..........................................   11
Executive Officers................................   15
Selling Stockholders..............................   16
Certain United States Federal Tax Consequences to
 Non-United States Holders........................   16
Underwriting......................................   18
Legal Matters.....................................   20
Experts...........................................   20

                                5,250,000 SHARES

                                  ROBERT HALF
                               INTERNATIONAL INC.

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                          MERRILL LYNCH INTERNATIONAL
                                    LIMITED
                            WILLIAM BLAIR & COMPANY

                                           , 1994

- -------------------------------------------
                                     -------------------------------------------

- -------------------------------------------
                                     -------------------------------------------

                                    PART II

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The   following  table  sets  forth   the  estimated  expenses,  other  than
underwriting discounts and commissions, to be incurred in connection with the offering:

                                                                        PAYABLE BY
                                                                         COMPANY
                                                                        ----------
SEC Registration Fee..................................................  $   36,633
NASD Filing Fee.......................................................      11,779
NYSE Listing Fee......................................................       2,713
Blue Sky Fees and Expenses............................................      10,000
Printing and Engraving Costs..........................................      65,000
Legal Fees and Expenses...............................................      90,000
Accounting Fees and Expenses..........................................      30,000
Transfer Agent Fees and Expenses......................................       2,500
Miscellaneous.........................................................      11,375
                                                                        ----------
  Total...............................................................  $  260,000
                                                                        ----------
                                                                        ----------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    RESTATED CERTIFICATE OF INCORPORATION. Section 145 of the Delaware General Corporation Law authorizes a corporation to indemnify its directors and officers under the terms and circumstances described therein. The Restated Certificate of Incorporation of the Company provides that each director, officer and employee of the Company shall be indemnified and held harmless by the Company to the fullest extent authorized by the Delaware General Corporation Law against all expenses, liabilities and losses incurred or suffered by such individual in his capacity as director, officer or employee. The right to indemnification contained in the Restated Certificate of Incorporation includes the right, subject to the conditions contained therein, to be reimbursed for expenses in advance of the final disposition of any action, suit or proceeding. The Registrant has entered into Indemnification Agreements with each of its directors and certain executive officers (the form of which Indemnification Agreements was approved by the Company's stockholders in May 1989) that provide, among other things, for (a) indemnification, under the terms and circumstances described in the Indemnification Agreements, to the fullest extent not prohibited by applicable law, against any and all expenses and liabilities resulting from service with the Company and (b) advancement to the individual of expenses reasonably incurred in connection with any threatened or actual action, suit or proceeding in which such individual is involved by reason of having been a director, officer, or employee. The Company has insured its directors and officers against certain liabilities and has insurance against certain payments which it may be obligated to make to such persons pursuant to the indemnification provisions of its Restated Certificate of Incorporation or pursuant to the Indemnification Agreements described above.

ITEM 16.  EXHIBITS.

NUMBER                                             EXHIBIT
- ------    ------------------------------------------------------------------------------------------
  1       Purchase Agreements.

  4.1     Restated Certificate of Incorporation, incorporated by reference to Exhibit 3.1 to
           Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1994.

  4.2     Rights Agreement, dated as of July 23, 1990, between the Registrant and Manufacturers
           Hanover Trust Company of California, incorporated by reference to (i) Exhibit 1 to the
           Registrant's Registration Statement on Form 8-A for its Preferred Share Purchase Rights,
           which Registration Statement was filed with the Commission on July 30, 1990, (ii) Exhibit
           19.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended
           September 30, 1990 and (iii) Exhibit 3 to Registrant's Form 8-A/A Amendment No. 2 filed on December 2, 1993.

NUMBER                                             EXHIBIT
- ------    ------------------------------------------------------------------------------------------
  4.3     Registration and Expenses Agreement by and between the Registrant and the Selling
           Stockholders (previously filed).
  5       Opinion of Wilson, Sonsini, Goodrich & Rosati, P.C.

 23.1     Consent of Arthur Andersen LLP.
 23.2     Consent of Wilson, Sonsini, Goodrich & Rosati, P.C. (contained in Exhibit 5).
 24.1     Powers of Attorney (see page II-3).


ITEM 17.  UNDERTAKINGS.

    (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    (i)  The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

        (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Menlo Park, State of California on November 1, 1994.


                                              ROBERT HALF INTERNATIONAL INC.
                                                       (Registrant)

                                          By:        /s/  M. KEITH WADDELL

                                             -----------------------------------
                                                      M. Keith Waddell
                                                SENIOR VICE PRESIDENT, CHIEF
                                             FINANCIAL OFFICER AND TREASURER
                                              (PRINCIPAL FINANCIAL OFFICER)

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Harold M. Messmer, Jr. and M. Keith Waddell, jointly and severally, his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any amendments to this registration statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

    Pursuant  to  the  requirements  of   the  Securities  Act  of  1933,   this
registration statement has been signed by the following persons in the capacities and on the dates indicated.


                         NAME                                         TITLE                         DATE
- ------------------------------------------------------  ---------------------------------  ----------------------

                                                        Chairman of the Board, President,
                /s/  HAROLD M. MESSMER, JR.*             Chief Executive Officer, and a
     -------------------------------------------         Director (Principal Executive        November 1, 1994
                Harold M. Messmer, Jr.                   Officer)

                /s/  ANDREW S. BERWICK, JR.*
     -------------------------------------------        Director                              November 1, 1994
                Andrew S. Berwick, Jr.

                   /s/  FREDERICK P. FURTH*
     -------------------------------------------        Director                              November 1, 1994
                  Frederick P. Furth

                    /s/  EDWARD W. GIBBONS*
     -------------------------------------------        Director                              November 1, 1994
                  Edward W. Gibbons

                       /s/  TODD GOODWIN*
     -------------------------------------------        Director                              November 1, 1994
                     Todd Goodwin

                         NAME                                         TITLE                         DATE
- ------------------------------------------------------  ---------------------------------  ----------------------

                  /s/  FREDERICK A. RICHMAN*
     -------------------------------------------        Director                              November 1, 1994
                 Frederick A. Richman

                      /s/  THOMAS J. RYAN*
     -------------------------------------------        Director                              November 1, 1994
                    Thomas J. Ryan

                    /s/  J. STEPHEN SCHAUB*
     -------------------------------------------        Director                              November 1, 1994
                  J. Stephen Schaub

                     /s/  M. KEITH WADDELL              Senior Vice President, Chief
     -------------------------------------------         Financial Officer and Treasurer      November 1, 1994
                   M. Keith Waddell                      (Principal Financial Officer)

                  /s/  BARBARA J. FORSBERG*
     -------------------------------------------        Vice President and Controller         November 1, 1994
                 Barbara J. Forsberg                     (Principal Accounting Officer)

          *By:         /s/  M. KEITH WADDELL
        --------------------------------------
                   M. Keith Waddell
                   ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS


                                                                                                       SEQUENTIALLY
NUMBER                                             EXHIBIT                                             NUMBERED PAGE
- ------    ------------------------------------------------------------------------------------------   -------------
  1       Purchase Agreements.

  4.1     Restated Certificate of Incorporation, incorporated by reference to Exhibit 3.1 to
           Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1994.

  4.2     Rights Agreement, dated as of July 23, 1990, between the Registrant and Manufacturers
           Hanover Trust Company of California, incorporated by reference to (i) Exhibit 1 to the
           Registrant's Registration Statement on Form 8-A for its Preferred Share Purchase Rights,
           which Registration Statement was filed with the Commission on July 30, 1990, (ii) Exhibit
           19.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended
           September 30, 1990 and (iii) Exhibit 3 to Registrant's Form 8-A/A Amendment No. 2 filed on December 2, 1993.

  4.3     Registration and Expenses Agreement by and between the Registrant and the Selling
           Stockholders (previously filed).
  5       Opinion of Wilson, Sonsini, Goodrich & Rosati, P.C.

 23.1     Consent of Arthur Andersen LLP.
 23.2     Consent of Wilson, Sonsini, Goodrich & Rosati, P.C. (contained in Exhibit 5).
 24.1     Powers of Attorney (see page II-3).